EXHIBIT 99.5

[Logo]
                        INSpire Insurance Solutions, Inc.
                               300 Burnett Street
                          Fort Worth, Texas 76102-2799

                                                               December 10, 2001

Dear Shareholder:

         Enclosed are the prospectus and other materials relating to the Rights Offering by INSpire Insurance Solutions, Inc. Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of INSpire Insurance Solutions Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page 1 of the prospectus. You should also refer to the detailed Instructions for Use of INSpire Insurance Solutions, Inc. Subscription Certificates, included with this letter. The exercise of Subscription Rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

o You will receive .66 non-transferable Subscription Rights for each share of INSpire Insurance Solutions Common Stock you owned on December 3, 2001. You will not receive fractional Subscription Rights, but INSpire Insurance Solutions will round your number of Subscription Rights up to the next largest whole number. For example, if you own 105 shares of Common Stock, you will receive 70 Subscription Rights.

o You may purchase one share of Common Stock for each whole Subscription Right you receive, at the Subscription Price of $.40 per share.

o If you fully exercise the Subscription Rights issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If the number of shares remaining after the exercise of all Basic Subscription Privileges is not sufficient to satisfy all requests for shares pursuant to Over-Subscription Privileges, shares purchased through the Over-Subscription Privilege will be allocated based upon the number of shares each over-subscribing shareholder subscribed for pursuant to the Basic Subscription Privilege, as more fully described in the prospectus.

o The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on January 9, 2002, unless extended. If you do not exercise your Subscription Rights before that time, they will expire and will not be exercisable for shares of Common Stock.

o Once you elect to exercise your Subscription Rights, you cannot change your mind and revoke your election.

         If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

         If you do not exercise your Subscription Rights, your ownership in INSpire Insurance Solutions may be diluted. Please see page 6 of the prospectus for a discussion of dilution and other risk factors.

         If you have any questions concerning the Rights Offering, please feel free to contact Mellon Investor Services LLC toll free at (800) 953-2599, or INSpire Insurance Solutions, Inc.'s Chief Financial Officer, Patrick Grady at
(817) 348-3900.

Sincerely,



Richard Marxen, President and Chief Executive Officer